HOUSTON AMERICAN ENERGY CORP.

801 TRAVIS, SUITE 1425

HOUSTON, TEXAS 77002

TELEPHONE (713) 222-6966

FACSIMILE (713) 222-6440

October 24, 2017

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Anuja A. Majmudar

Re:	Houston American Energy Corp. (the “Company”)
Registration Statement on Form S-3
Filed October 17, 2017
File No. 333-220990

Dear Ms. Majmudar:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), request is hereby made to accelerate the effectiveness of the above referenced registration statement to 4:00 p.m. eastern time, Thursday, October 26, 2017, or as soon thereafter as practicable. In this regard, the Company is aware of its obligations under the Act.

The Company acknowledges that

●	should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any comments or questions to our counsel, Michael Sanders, at (512) 264-2062.

Sincerely,

HOUSTON AMERICAN ENERGY CORP.

/s/ John P. Boylan
John P. Boylan
President